Exhibit 99.3

Quantitative and Qualitative Disclosure About Market Risk

We have been and are subject to market risks, including commodity price risk (such as, to a limited extent, aircraft fuel prices) and interest rate risk.

Aircraft Fuel

Prior to July 1, 2008, Continental provided all of our aircraft fuel needs for the aircraft covered by the original Continental CPA, and we incurred fuel expense and fuel tax equal to the lower of the actual cost of the fuel and the related taxes or agreed-upon caps of 66.0 cents and 5.2 cents per gallon, respectively. As a result, our cost of fuel was 71.2 cents per gallon for the six months ended June 30, 2008. Under the Amended Continental CPA, Continental is responsible for the cost of providing fuel for all flights and, therefore, effective July 1, 2008, fuel expense is no longer included in our statements of operations for aircraft flying within this arrangement.

For the year ended December 31, 2008, Airlines' consolidated fuel cost, including related fuel taxes, was $1.32 per gallon. This is due primarily to the changes stated in the Amended Continental CPA. See fuel discussion at "2008 Amended Continental CPA" above.

Interest Rates

We have potential interest rate exposure with respect to our loan agreement with Export Development Canada, which bears interest at the six-month LIBOR plus 1.75% per annum. The interest rate applicable to this variable rate note may rise, increasing our interest expense. The impact of market risk is estimated using a hypothetical increase in interest rates by 100 basis points for our variable rate long-term debt. Based on this hypothetical assumption, any additional amounts incurred in interest expense for 2008 would not be material. For 2007 and 2006, we would have incurred an additional $0.1 million and $0.2 million in interest expense, respectively.

As of December 31, 2008 and December 31, 2007, we estimated the fair value of our $60.8 million and $134.7 million (carrying values) convertible notes to be $38.9 million and $130.7 million, respectively, based upon a fair valuation model that considered quoted market prices. Changes in the fair market value of our fixed-rate debt could be affected by a variety of factors including general investor behavior, industry specific risks and interest rate risks. Holders of this debt had the right to require that we repurchase their notes on August 1, 2008. On that date we satisfied $59.7 million in aggregate principal of outstanding notes that had been validly tendered. Following the completion of the tender offer, $68.5 million aggregate principal of our then 4.25% Convertible Notes due 2023 remained outstanding. Additionally, as provided in the amended indenture governing the notes, the coupon associated with the notes increased from 4.25% to 11.25% which results in an approximate $2.3 million increase in interest expense on an annual basis. In accordance with FSP APB 14-1, we calculated the fair value of the liability component of our 11.25% Convertible Notes due 2023 to be $40.7 million and the equity component and related debt discount to be $27.8. The $27.8 million discount is being accreted to "Amortization of debt discount" in our consolidated statements of operations and will continue until the first available repurchase date on August 1, 2011. Net of bond repurchases through 2008, our amortization of debt discount will be $7.2 million in 2009, $10.0 million in 2010 and $7.5 million for the seven months ending July 31, 2011 using the effective interest method. In conjunction with the amortization of debt discount, we are currently amortizing $2.0 million of capitalized fees associated with the convertible debt refinancing to interest expense until August 1, 2011.